

Mail Stop 3720

June 11, 2009

Mr. Scott L. Bok
Chairman and Chief Executive Officer
GHL Acquisition Corp.
300 Park Avenue
23rd Floor
New York, New York 10022

> **Re: GHL Acquisition Corp.**
> **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008,**
> **filed March 27, 2009**
> **Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31,**
> **2009, filed May 14, 2009**
> **File No. 001-33963**

Dear Mr. Bok:

We have limited our review of your filing to the matters raised in our comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008

Item 15. Exhibits
Exhibits 31.1 and 31.2

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 6. Exhibits
Exhibits 31.1. and 31.2

1. We note that you have omitted language from the introduction to paragraph 4 and
    paragraph 4(b) of the certifications required by Exchange Act Rule 13a-14(a). Revise
    your certifications to include the language of paragraph 4 of Item 601(31)(i) of
    Regulation S-K. More specifically, revise to refer to "internal control over financial
    reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f))" immediately
    following your reference to disclosure controls and procedures in the introduction. In
    addition, revise to add the missing language from paragraph 4(b) as follows: "Designed
    such internal control over financial reporting, or caused such internal control over
    financial reporting to be designed under our supervision, to provide reasonable
    assurance regarding the reliability of financial reporting and the preparation of financial
    statements for external purposes in accordance with generally accepted accounting
    principles." In addition, please conform your certifications throughout to conform with
    the language in Item 601(31)(i) of Regulation S-K.

    Please file an amendment to each of the Annual Report on Form 10-K and Quarterly
    Report on Form 10-Q that includes a cover page, explanatory note, signature page and
    paragraphs 1, 2, 4 and 5 of the certifications.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Cover Page

2. In future filings, do not check the box on the cover page relating to Interactive Data File
    compliance until you are required to submit such files. For further guidance, please
    refer to Question 105.04 in our Exchange Act Forms Compliance and Disclosure
    Interpretations, available on our website at
    www.sec.gov/divisions/corpfin/guidance/exchangeactforms-interps.htm.

* * * * * * *

As appropriate, please revise your preliminary proxy statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to our

comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or me, at (202) 551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Leonard Kreynin, Davis Polk & Wardwell
     Via Facsimile (212) 450-3937